Dome Audio Inc.
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash and cash equivalents	$ 8,222	$ 10,651
Inventory	36	36
Total current assets	8,258	10,687
Property and equipment, net	4,179	5,609
Total assets	**$ 12,437**	**$ 16,296**
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accrued interest payable	15,728	7,864
Notes payable	310,055	306,135
Fee payable	4,182	-
Total current liabilities	$ 329,965	$ 313,999
Commitments and contingencies	-	-
Members' equity	-	-
Common stock, par value $0.0001; 52,762,500 shares authorized, 50,000,000 issued and outstanding	5,000	5,000
Paid-in-capital	143,739	11,032
Accumulated deficit	(466,267)	(313,735)
Total shareholders' deficit	(317,528)	(297,703)
Total liabilities and shareholders' deficit	**$ 12,437**	**$ 16,296**